EXHIBIT 99.1

Aeterna Zentaris Announces 2020 Director Changes

CHARLESTON, S.C., Dec. 16, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) is pleased to announce changes to its director composition planned for the first quarter of 2020.

Mr. Gilles Gagnon (M.Sc., MBA, ICD.D) will join the board of directors of the Company on January 1, 2020.

Mr. Gérard Limoges, who has served on the board of directors of the Company since 2004, is planning to retire from the board of directors on March 31, 2020, and upon his retirement Mr. Pierre-Yves Desbiens (CPA, CA, CF, MBA) will join the board and replace Mr. Limoges as Chair of the Audit Committee.  The Company would like to extend its sincere thanks and best wishes to Mr. Limoges for his service as a director of the Company.

Mr. Gagnon is currently the President and Chief Executive Officer of Ceapro Inc. Prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada’s Research-Based Pharmaceutical Companies (Rx&D - now Innovative Medicine Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian Bio-partnering initiative. He is currently a member of the CEO Council of Innovative Medicine Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

Mr. Desbiens is currently Venture Partner, NEOMED Innovation Center for adMare Bioinnovations.  He has more than 30 years of professional and managerial experience, primarily in the biotech/pharmaceutical industry. He is also an experienced director and audit committee chair of a variety of public and private biotech companies.  Before joining adMare Bioinnovations, he provided financial consulting and financial structuring services through his own firm, Financium Inc.

“We are extremely pleased that Messrs. Gagnon and Desbiens are planning to join our board of directors in the coming months,” stated Ms. Carolyn Egbert, Chair of the Board of Directors of the Company. “The experience each of them brings to the Company will strengthen the overall skillset of the board, and we are looking forward to their contributions.”

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information -Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to transfer cash from Aeterna Zentaris GmbH to the Canadian parent and U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential delay or termination of our pediatric clinical trial program, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
(843) 900-3211